SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 12)

                    Hallwood Realty Partners, L.P.
                        (Name of Issuer)

             Units Representing Limited Partnership Interests
                   (Title of class of securities)

                            40636T5
                         (CUSIP Number)

                      Philip H. Schaeffer, Esq.
                     White & Case
                         1155 Avenue of the Americas
                    New York, New York  10036
                         (212) 819-8200

   (Name, address and telephone number of person authorized to receive notices and communications)

                        April 11, 2001
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 4063T5                                 Page 2 of 8 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.    13-3700768

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            218,217

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          218,217
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    218,217

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    13.72%

     14        TYPE OF REPORTING PERSON*
                    PN

                             SCHEDULE 13D

CUSIP No. 4063T5                                 Page 3 of 8 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.    13-4011515

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            2,708

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          2,708
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    2,708

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    .17%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 4063T5                                 Page 4 of 8 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings II, L.L.C.    13-4095950

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            27,069

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          27,069
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    27,069

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    1.70%

     14        TYPE OF REPORTING PERSON*
                    IA

                                                       Page 5 of 8 Pages

     This Amendment No. 12 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") relating to the Units representing limited partnership interests (the "Units" or "Shares") of Hallwood Realty Partners, L.P., a publicly-traded Delaware partnership (the "Partnership"), previously filed by Gotham Partners,L.P., a New York limited partnership ("Gotham").

Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.
                             *   *   *
Item 2 is hereby amended and restated in its entirety as follows.

Item 2. Identity and Background

This Amendment is being filed by Gotham, with respect to the Shares owned by it, Gotham III, with respect to the Shares owned by it, and Gotham Holdings II, L.L.C., a Delaware limited liability company ("Holdings II") with respect to the Shares owned by it. Gotham, Gotham III and Holdings II are together the "Reporting Persons".

On February 17, 2000, Gotham distributed 27,069 Shares to a limited partner of Gotham in connection with such limited partner's withdrawal from Gotham. The Shares had a deemed value of $51.25 per share as of January 1, 2000, the effective date of the withdrawal of such limited partner. Subsequently, an affiliate of such limited partner recontributed an identical number of Shares to Holdings II in consideration of an ownership interest in Holdings II.

          Gotham Holdings Management LLC, a Delaware limited liability Company ("Gotham Management") was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Holdings II.

          Messrs. Ackman and Berkowitz are the Senior Managing Members of Gotham Management. The business address of Holdings II and Gotham Management is 110 East 42nd Street, 18th Floor, New York, New York 10017. During the last five years, neither Holdings II nor Gotham Management (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                      Page 6 of 8 Pages
Item 4 is hereby amended to add the following information:

Item 4. Purpose of Transaction

      On March 21, 2001, in the Court of Chancery of the State of
Delaware in the action entitled Gotham Partners, L.P. v. Hallwood Realty Partners, L.P., et al. C.A. No. 15754-NC, Gotham filed the attached post-trial memorandum.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended and supplemented as follows:

          (a) Gotham owns 218,217 Shares, representing an aggregate of approximately 13.72% of the issued and outstanding Shares of the Issuer. Gotham III owns 2,708 Shares, representing an aggregate of approximately 0.17% of the outstanding Shares of the Issuer. Holdings II owns 27,069 Shares, representing an aggregate of approximately 1.70% of the outstanding Shares of the Issuer. The combined interest of Gotham, Gotham III and Holdings II is 247,994 Shares, representing an aggregate of approximately 15.60% of the outstanding Shares of the Issuer. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz, or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III and Holdings II).

          (b) Each of Gotham, Gotham III and Holdings II has the sole power to vote and to dispose of all of the Shares beneficially owned by it.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          The following is filed as Exhibit 99 hereto:

          A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

          The following is filed as Exhibit 2 hereto:

          Post-Trial Memorandum, dated as of March 21, 2001

                                                       Page 7 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 11, 2001

                         GOTHAM PARTNERS, L.P.
                         GOTHAM PARTNERS III, L.P.

                         By: Section H Partners, L.P.
                             its general partner


                         By: Karenina Corp.,
                             a general partner of Section H
                             Partners, L.P.

                            By:/s/ William A. Ackman
                                ----------------------
                                William A. Ackman
                                President

    GOTHAM HOLDINGS II, L.L.C.


    By:  Gotham Holdings Management, L.L.C.
      the Investment Manager

        By:/s/ William A. Ackman
                                ----------------------
                                William A. Ackman
                                Senior Managing Member